# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canna-Global Acquisition Corp, CIK 0001867443
CUSIP: 13767K101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4640 Admiralty Way, Suite 500, Marina Del Rey, California (CA), 90292
Date of event which requires filing of this statement: 05/05/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001708828-26-000182
Filed by CIK 0001708828

## Reporting persons
- Clear Street LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 149,810; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 149,810 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Canna-Global Acquisition Corp
Address of issuer's principal executive offices: 4640 ADMIRALTY WAY SUITE 500 MARINA DEL REY CA 90292

## Item 2. Person Filing
Name of person filing: Clear Street LLC
Address of principal business office or, if none, residence: 4 WORLD TRADE CENTER, 150 Greenwich St Floor 45 New York, NY 10007
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 149810
Percent of class: 7.6
Sole power to vote or to direct the vote: 149810
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 149810
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: This amendment is being filed as Clear Street's ownership is representative of the common stock; warrants inadvertently included in the prior filing are not exercisable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Clear Street LLC: John DiBacco, Head of Markets Trading (05/20/2026)